October 28, 2010

VIA EDGAR AND OVERNIGHT MAIL

Sonia Bednarowsky
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	EDUtoons, Inc.
Registration Statement on Form S-1 Filed August 6, 2010

File No 333-168587

Dear Ms. Bednarowsky:

We are counsel to EDUtoons, Inc. (“EDUtoons,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated September 2, 2010, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

Comment      1.     It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

Response:     The Company is not a shell company.  It is a development stage company pursuing an actual business.

Comment     2.     Please refrain from referring to “our cartoons” throughout the prospectus given that you have not produced any cartoons to date.

Response:     We have deleted all references to “our cartoons” throughout Amendment No.1.

Registration Statement Cover Page

Comment      3.     The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common shares. Please revise the registration statement to recalculate the registration lee based on the appropriate application of Rule 457.

Response:     The cover page of Amendment No. 1 has been revised to state that the registration fee has been calculated in accordance with Rule 457(o).  We apologize for this typographical error.

Outside Cover Page of the Prospectus

Comment      4.     Please disclose information regarding the termination of the offering.

Response:     The outside cover page of Amendment No.1 has been amended to disclose information regarding the termination of the offering.

Prospectus Summary, page 1

Comment      5.     Please disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

Response:     The Prospectus Summary of Amendment No. 1 states that at the present time, the Company incurs monthly expenses consisting only of legal and accounting fees.  However, the Company anticipates incurring approximately $24,000 of expenses during the four months immediately following the offering.  Please see page 1 of Amendment No. 1.

Comment      6.     Please revise to include a summary of your disclosure on page 19 where you state that without additional capital it is unlikely that you will continue as a going concern.

Response:     The Prospectus Summary has been amended to indicate that unless the Company obtains additional capital in the future, it will be unable to execute its business plan and that the Company’s  independent auditor has expressed substantial dount as to the Company’s ability to continue as a going concern.  Please see page 1 of Amendment No. 1.

Comment     7.     Please state that you have not identified or approached any market makers to assist you in applying for quotation of your stock, and that you do not know when you will or whether you will be successful in doing to, as noted on page 11.

Response:      Amendment No. 1 contains the revisions requested.  Please see page 2 of Amendment No. 1.

Summary Financial and Other Data, page 3

Comment     8.     Please expand the table to include your (loss) per share data for the period, including the number of weighted average shares used in the computation. In addition, please parenthetically indicate for the line item “Total Assets” that such consists solely of cash.

Response     Page 4 of Amendment No. 1 has been revised to include the information requested.

Risk Factors, page 4

Comment      9.     Please revise the second sentence on page four to clarify that this section discloses all known material risks.

Response:     Page 5 of Amendment No. 1 contains the revisions requested.

Comment      10.     Please disclose the risks attendant to the lack of management experience in producing and marketing educational cartoons and lack of experience in running a public company.

Response:     Amendment No. 1 contains a discussion of the risks attendant to the lack of management experience in producing and marketing cartoons and their lack of experience in running a public company.  Please see page 5 of Amendment No. 1.

We have incurred historical losses, page 4

Comment      11.     Please revise to discuss the substantial doubt about your ability to continue as a going concern.

Response:     The relevant risk factor has been amended in response to this comment.  Please see page 5 of Amendment No. 1.

We have incurred historical losses as a result, we may not be able to generate profits, support our operations, or establish a return on invested capital, page- 4_

Comment      12.     Please revise to include an estimate of the additional costs you will incur as a public company.

Response:     The relevant risk factor has been amended to state that the Company anticipates incurring additional expenses of $7,500 each month in relation to it being a public company.  Please see page 5 of Amendment No. 1.

Use of Proceeds, page 9

Comment      13.     Please expand to clarify that your gross proceeds will be reduced by the approximately $20,010 of estimated offering expenses disclosed under Dilution, and as such please discuss the amount of 'net' proceeds that are intended for use. See Item 504 of Regulation S-K.

Response:     The “Use of Proceeds” section has been revised in response to this comment.  Please see page 10 of Amendment No. 1.

Determination of Offering Price. page 9

Comment      14.     Please revise to offer all of your shares at a fixed price for the duration of the offering, as your offering does not appear to satisfy Rule 415(a)(4) of the Securities Act of 1933.

Response:     The “Determination of Offering Price” section has been revised in response to this comment.  Please see page 10 of Amendment No. 1.

Plan of Distribution, page 11

Comment      15.     We note your statement on page 12 that “As of this date, we have not identified the specific states where the offering will be sold.” Please tell us whether you plan to identify the states prior to effectiveness.

Response:     We hereby confirm that the States in which the offering will be sold will be determined prior to effectiveness.

Description of Business, usage 13

Comment      16.     Revise significantly to provide investors with a detailed discussion of your business plans. Disclose each material step you have taken so far, and provide a discussion of the real costs and timelines you face in reaching your goals of producing and marketing educational cartoons. Explain in detail how and when you expect to generate revenue. For example, provide additional infon-nation regarding (a) development of your website and initial set of cartoon segments, (b) the hiring and training of staff, (c) your expected pricing structure, (d) general licensing terms or other terms of sale, (e) the role of Mr. Hansen, (I) the role of management in producing cartoons, and (g) marketing your product to each of your noted target markets. Additionally, please include a summary of your budget and timcfrarne in the Prospectus Summary.

Response:     The “Description of Business” has been expanded substantially in response to this comment.  Please see pages 14-17 of Amendment No. 1.

Competition, page 15

Comment      17.     Please elaborate on the competitive business conditions by providing a more detailed description of the size of the market and the number of companies participating in your industry.

Response:     Amendment No. 1 contains a description of the size of the market and the number of companies participating in the Company’s industry.  Please see page 18 of Amendment No. 1.

Comment      18.     Please revise the prospectus summary to inform investors that you have only performed "initial research" into the competitive conditions in which you will operate.

Response:     The Prospectus Summary has been revised in response to this comment.  Please see page 1 of Amendment No. 1.

Research and Development Expenditures, page 15

Comment      19.     Please disclose when you intend to begin your research and development, and please clarify whether you intend to fund your research and development with the initial $50,000 of proceeds from your offering. In addition, please provide a brief explanation of the research and development you intend to do.

Response:     We have included the necessary disclosure in response to this comment.  Please see page 18 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

Comment      20.     Please reconcile your estimated expenses of $15,000 for the production of your cartoon segments, marketing expenses, and professional fees, which include the filing of your registration statement and future compliance with reporting obligations, on page 19 with your estimated expenses of $15,000 for legal fees on page 25.

Response:     The Management’s discussion and Analysis of Financial Condition and Results of Operation section has been revised in response to this comment.  Please see page 32 of Amendment No. 1.

Comment      21.     The auditor has a responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time. If after considering identified conditions and events and management's plans, the auditor concludes that substantial doubt exists, the audit report should include an explanatory paragraph to reflect that conclusion. Given your remarks under Results of Operations, it appears that a going concern paragraph may be required in your accountant's report. Please discuss this matter with your auditor and revise or advise as appropriate.

Response:     The report of the Company’s Independent Auditor has been revised in response to this comment.  Please see page 22 of Amendment No. 1.

Comment      22.     If you and your auditor conclude, after evaluating management's plans, that the entity has the ability to continue to exist as a going concern for a reasonable period of time, please expand the financial statement footnotes to clarify the basis for this conclusion. In addition, please revise your MD&A disclosures to more clearly explain both the specific negative trends and financial conditions that you face and also management's plans to mitigate the adverse effects for a reasonable period of time. The current disclosure is confusing.

Response:     The financial statement footnotes and the MD&A section have been revised in response to this request.  Please see the financial statements and pages 32 to 33 of Amendment No. 1.

Comment      23.     Please provide a discussion of the nature of your general and administrative expenses shown on the statements of operations. Please disclose that you have not yet commenced your planned business operations, and describe your activities to date. In addition to disclosing that you have no established source of revenue, also disclose that you have not generated any revenues to date.

Response:     Amendment No. 1 has been revised in response to this comment.  Please see page 32 of Amendment No. 1.

Comment      24.     Please expand your liquidity and capital resources discussion to indicate whether or not you have any credit facilities or other established third-party sources of liquidity available, and whether your officers, directors, or shareholders have made any oral or written commitments to provide you with financing in the form of loans, advances, or equity infusion. Please discuss the liquidity to be generated from the offering and its expected use in your operations.

Response:     Page 33 of Amendment No. 1 contains the necessary revisions in response to this comment.

Security Ownership of Certain Beneficial Owners and Management, page 22

Comment      25.     We note your conclusion on page 22 that each outstanding share of common stock is fully paid for and non-assessable. This is a legal conclusion that the company is not qualified to make. Please attribute the statement to counsel and file counsel's consent to be named in this section.

Response:     Reference to the outstanding shares of common stock being fully-paid and non-assessable has been deleted.  Please see page 36 of Amendment No. 1.

Certain Relationships and Related Transactions, page 22

Comment      26.     Please advise as to whether your lease of your corporate office space, which is provided to you free of charge, is a related party transaction, and, to the extent that it is a related party transaction, please disclose in this section.

Response:     The lease of the Company’s office space is being provided by an independent third party.

Recent Sales of unregistered Securities, page 26

Comment      27.     Please revise to name the persons or identify the class of persons to whom the securities were sold and disclose the aggregate offering price of the securities in this section.

Response:     The relevant section has been revised in response to this comment.  Please see page 40 of Amendment No. 1.

Age of Financial Statements

Comment      28.     Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Response:     The Company has considered the updating requirements set forth in Rule 8-08 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

Comment      29.     Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

Response:     The accountant’s consent has been updated and a manually signed consent is being retained by the Company.

Signatures

Comment      30.     Please revise to have your registration statement signed by persons in the capacity of principal financial officer and either controller or principal accounting officer.

Response:     The signature page has been signed by Ms. Eileen Russell in her capacity as Principal Executive Officer and Principal Financial Officer of the Company.  Please see the signature page of Amendment No. 1.

Exhibit 5.1

Comment      31.     We note the statement that the shares “are” legally issued, fully paid and non-assessable. However we note that the shares have not yet been issued and payment has not been made. Please revise.

Response:     Counsel’s legal opinion has been revised in response to this request.  We apologize for this error.

Comment      32.     Please revise to have counsel consent to having its opinion discussed in the prospectus.

Response:     Counsel’s consent has been modified in response to this comment.  Please see exhibit 5.1 to Amendment No. 1.

     In addition to the responses above, the Company also hereby acknowledges that, in the event that the Company requests acceleration of effectiveness of the Registration Statement, that:

•     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours, /s/ Arthur S. Marcus Arthur S. Marcus, Esq.